Exhibit 99.1

Borr Drilling Limited - Update on Share Repurchase Program

Hamilton, Bermuda, December 12, 2024. Borr Drilling Limited (“Borr Drilling” or the “Company”) (NYSE and OSE: BORR) refers to i) its announcement on 6 November 2024, where the Company announced the authorization by its Board of Directors of a commitment to repurchase $20 million worth of shares within year end 2024, under its previously announced $100 million share repurchase authorization, and ii) the announcement on November 20, 2024, where the Company announced the completion of the first $10 million repurchases under the $20 million authorization (the “First Tranche”).

The Company has entered a new agreement with DNB Markets (“DNB”) to effect the purchase of the remaining $10 million worth of shares under the $20 million authorization in open market transactions on OSE and NYSE by December 31, 2024 (the “Second Tranche”).

The purchases under the Second Tranche will commence on December 13, 2024, and will be completed by December 31, 2024, provided, however, that the Company may discontinue or suspend the repurchases at any time without notice.

The intention of the repurchase program is to service its shareholders by way of reducing the share capital. Aggregate repurchases under the Second Tranche are capped at $10 million and 4 million shares, and the maximum amount payable per share is USD 5.00. The Company cannot predict how many shares that will be repurchased or the timing of any purchases under the Second Tranche.

DNB will carry out the Company’s instructions on the acquisition of shares, and will make its trading decisions independently of, and uninfluenced by, the Company. The Second Tranche of the repurchase program will be completed in accordance with the Market Abuse Regulation (EU) No 596/2014 (“MAR”) and Commission Delegated Regulation (EU) 2016/1052 (“Safe Harbour Regulation”).

This information is subject of the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act and Article 5 of the Market Abuse Regulation.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this press release, are forward-looking statements, including statements regarding the repurchase program announced in this release, the Second Tranche, the timing and amount of repurchases of the shares that may be made under the repurchase program including the Second Tranche and other non-historical statements. Such forward looking statements are based upon management’s current plans, expectations, assumptions and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including risks related to the actual amount of shares ultimately repurchased under the share repurchase program including the Second Tranche and the prices and timing thereof, risks relating to available liquidity, limits under debt instruments and other limits on our ability to repurchase shares and other risks and uncertainties described in the section entitled "Risk Factors" in our most recent annual report on Form 20-F filed with (and other filings with) the Securities and Exchange Commission.  These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208